IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE SAUER-DANFOSS INC. SHAREHOLDERS LITIGATION	CONSOLIDATED C.A. No. 5162-VCL

SECOND AMENDED AND CONSOLIDATED CLASS ACTION COMPLAINT

Plaintiffs, by their attorneys, allege the following on information and belief, except as to the allegations specifically pertaining to plaintiffs, which are based on personal knowledge,

NATURE OF THE ACTION

1.            This action arises out of an unlawful scheme and plan to enable Danfoss A/S to acquire the remaining shares of Sauer-Danfoss Inc. (“Sauer-Danfoss” or the “Company”) which Danfoss A/S does not already own in breach of defendants’ fiduciary duties.

2.            Danfoss A/S and its subsidiaries have overwhelming control over Sauer-Danfoss as they own approximately 75.7% of the Company’s outstanding common shares.

3.            On December 22, 2009, Danfoss A/S (“Danfoss A/S” or “Danfoss”) issued a press release announcing that it intended to commence a tender offer in the first week of January 2010 to acquire the remaining common shares of Sauer-Danfoss that it did not already own for $10.10 per share (the “December 22 Offer”). In the press release, Danfoss A/S misleadingly stated that the offer represented a 19.7% premium over the closing price of the Company’s common stock on December 18, 2009, which Danfoss A/S claimed was the last trading day prior to the date that Danfoss A/S announced its intention to make the Offer. As a matter of fact, there was no news prior to December 22, 2009 indicating Danfoss A/S intended to make an offer to acquire any Sauer-Danfoss shares, and when compared to the closing price of Sauer-Danfoss’s common stock on December 21, 2009, the day prior to the announcement of Danfoss A/S’s intention to conduct a tender offer, the offer price amounted to a mere 10.6% premium.

4.           The underlying actions, subsequently consolidated on January 19, 2010 by order of this Court, were commenced in December 23, 2009.

5.           On January 8, 2010, and again on January 15, 2010, Danfoss A/S issued press releases announcing that it had delayed the launch of its tender offer because Danfoss A/S was discussing certain matters concerning the tender offer with the Special Committee of the Board of Directors of Sauer-Danfoss (the “Board”).

6.           On March 9, 2010, Danfoss A/S issued a press release announcing that it intended to commence a tender offer for all of the outstanding shares of Sauer-Danfoss that Danfoss A/S does not own for $13.25 per share (the “Tender Offer”). The Schedule TO Danfoss A/S filed with the United States Securities and Exchange Commission (the “SEC”) on March 10, 2010 (the “TO Schedule”), still contains certain materially misleading disclosures and omits material information concerning the Tender Offer even though, through various amendments, Danfoss A/S mooted a number of disclosure deficiencies in the TO Schedule that plaintiffs pled in their prior complaint.

7.           On March 19, 2010, Sauer-Danfoss filed its Schedule 14D-9 responding to the Tender Offer and recommending that the shareholders of Sauer-Danfoss accept the Tender Offer and tender their shares to Danfoss A/S at $13.25 per share (the “TO Recommendation”). The TO Recommendation contained certain materially misleading disclosures and omitted material information concerning the Tender Offer even though, through various amendments, Sauer-Danfoss, through its Board of Directors, mooted a number of disclosure deficiencies in the TO Recommendation that plaintiffs pled in their prior complaint.

8.            On April 7, 2010, Sauer-Danfoss issued a press release announcing that it was extending the Tender Offer two days until April 9, 2010.  On April 9, 2010, Sauer-Danfoss issued a press release announcing an increase to the Tender Offer price to $14.00 and that the Tender Offer would be extended to midnight, New York City time, on April 22, 2010. While $14.00 represents an increase in the price offered on March 19, 2010 of $13.25 per share, $14.00 per share is still an inadequate price for Sauer-Danfoss shares.

9.            Plaintiffs bring this action on behalf of the minority public holders of the outstanding common stock of Sauer-Danfoss for injunctive and other relief in connection with a carefully-timed and structured plan and scheme conceived of by defendants, who are the Board of Directors and the controlling shareholders of Sauer-Danfoss.

THE PARTIES

10.            Plaintiffs Kenneth Loiselle and Laurie Forrest are, and at all relevant times were, the owners, collectively, of more than 5,000 shares of Sauer-Danfoss’s common stock.

11.            Defendant Sauer-Danfoss is a corporation organized and existing under the laws of the State of Delaware. It has its headquarters in Ames, Iowa. According to its website, the Company is a worldwide leader in the design, manufacture, and sale of engineered hydraulic and electronic systems and components for use primarily in applications of mobile equipment. Sauer-Danfoss’s common stock trades on the New York Stock Exchange (“NYSE”) under the ticker symbol “SHS.” Sauer-Danfoss is named as a defendant in this action as a necessary party and for the purpose of facilitating full and complete relief.

12.            Defendant Danfoss A/S is a corporation organized and existing under the laws of Denmark. Danfoss A/S is one of the largest industrial companies in Denmark and is a leader in research, development and production, sales and service of mechanical and electronic components for several industries. Danfoss A/S and its subsidiaries currently own approximately 75.7% of Sauer-Danfoss’s outstanding common shares.  As the majority, controlling shareholder of Sauer-Danfoss, Danfoss A/S owes Sauer-Danfoss’s shareholders fiduciary obligations, including the obligations of good faith, fair dealing, due care and full and fair disclosure. Prior to the termination of the 2008 Share Purchase Agreement (as defined below) on October 30, 2009, Danfoss A/S had the right to name six non-independent and two independent candidates to the Board, which it exercised. Sauer-Holding (as defined below) had the right to name one non-independent and one independent candidate to the Board, which it exercised.

13.            Defendant Danfoss Acquisition, Inc. (“Danfoss Acquisition”) is a corporation organized and existing under the laws of the State of Delaware. Danfoss Acquisition is a wholly owned subsidiary of Danfoss A/S that was formed to facilitate the Tender Offer and will act as the purchaser in the Tender Offer.

14.            Defendant Sven Ruder (“Ruder”) has been a member of the Board since July 10, 2008.  Ruder became the President and Chief Executive Officer of the Company on January 1, 2009.  He served as the President of the Motion Controls division of Danfoss A/S from January 2001 through December 2008. Ruder serves on the Boards of Directors of Danfoss Turbocor Compressors BV, a privately held joint venture between Danfoss A/S and Turbocorp BV, and of Danfoss Turbocor Compressors, Inc., a subsidiary of Danfoss Turbocor Compressors BV that is engaged in the manufacture of air conditioning and refrigeration compressors. At the last annual meeting of stockholders of Sauer-Danfoss held on June 11, 2009 (the “June 2009 Annual Meeting”), Ruder was nominated by Danfoss A/S as a non-independent candidate for the Board.

15.            Defendant Niels B. Christiansen (“Christiansen”) has been a member of the Board since July 10, 2008. Christiansen was appointed President and Chief Executive Officer of Danfoss A/S on October 1, 2008. Prior to that time, he had been Vice Chief Executive Officer of Danfoss A/S since November 15, 2006. From November 15, 2006 through December 31, 2007, he also served as Chief Operating Officer of Danfoss A/S. From November 1, 2004 through November 14, 2006, he served as Executive Vice President and Chief Operating Officer of Danfoss A/S. At the June 2009 Annual Meeting, Christiansen was nominated by Danfoss A/S as a non-independent candidate for the Board.

16.            Defendant Jorgen M. Clausen (“Clausen”) has been a member of the Board since May 3, 2000, Chairman of the Company since May 5, 2004, and prior to that time served as Vice Chairman of the Company from 2000 to 2004. On October 1, 2008, Clausen announced his retirement as President and Chief Executive Officer of Danfoss A/S. He serves as the Chairman of Danfoss A/S. At the June 2009 Annual Meeting, Clausen was nominated by Danfoss A/S as a non-independent candidate for the Board.

17.            Defendant Kim Fausing (“Fausing”) has been a member of the Board since July 10, 2008. Fausing has been Executive Vice President and Chief Operating Officer of Danfoss A/S since January 2008. In 2007, Fausing became a divisional president of Danfoss A/S. At the June 2009 Annual Meeting, Fausing was nominated by Danfoss A/S as a non-independent candidate for the Board.

18.            Defendant William E. Hoover, Jr. (“Hoover”) has been a member of the Board since July 10, 2008. Hoover serves on the Board of Directors of Danfoss A/S. At the June 2009 Annual Meeting, Hoover was nominated by Danfoss A/S as a non-independent candidate for the Board.

19.            Defendant Johannes F. Kirchhoff (“Kirchhoff’) has been a member of the Board since April 17, 1997. Defendant Kirchoff is a member of the Special Committee of the Board (the “Special Committee,” described in more detail below).  At the June 2009 Annual Meeting, Kirchhoff was nominated by Sauer-Holding (as defined below) as its independent candidate for the Board. Kirchhoff is the owner (along with other members of his family) of FAUN Umwelttechnik GmbH & Co. KG (“FAUN”), a company which has purchased products from Sauer-Danfoss for years. (TO Recommendation, p. 7.) Sales by Sauer-Danfoss to FAUN in 2009 totaled approximately $2 million, sales in 2008 totaled approximately $1 million, and sales in 2007 totaled approximately $1.7 million. (TO Recommendation, p. 7.) Danfoss A/S, which controls Sauer-Danfoss, essentially controls the price of goods that Sauer-Danfoss sells Kirchhoff, and will continue such control if the Tender Offer is successful.

20.            Defendant F. Joseph Loughrey (“Loughrey”) has been a member of the Board since June 23, 2000. Defendant Loughrey is the Chairman of the Special Committee. At the June 2009 Annual Meeting, Loughrey was nominated by Danfoss A/S as an independent candidate for the Board.

21.            Defendant Sven Murmann (“Murmann”) has been a member of the Board since April 21, 1994, and Vice Chairman of the Company since May 5, 2004. He is the Managing Director of Sauer-Danfoss. At the June 2009 Annual Meeting, Murmann was nominated by Danfoss A/S as a non-independent candidate for the Board. In May 1998, “Sauer-Danfoss entered into a registration rights agreement with Sven Murmann . .. . whereby Dr. Murmann [was] granted demand and piggyback registration rights.” (TO Recommendation, p. 7.)

22.            Defendant Steven H. Wood (“Wood”) has been a member of the Board since January 1, 2003. Defendant Wood is a member of the Special Committee. At the June 2009 Annual Meeting, Wood was nominated by Danfoss A/S as an independent candidate for the Board.

23.           Defendant Per Have (“Have”) has been a member of the Board since November 9, 2009. Have is the Chief Financial Officer of Danfoss A/S, and, therefore, is not an independent director. Have was appointed to the Board to fill the vacancy left by the resignation of Frederik Lotz on November 9, 2009.

24.           The above-named individual defendants (collectively the “Individual Defendants”), as officers and/or directors of the Company, owe fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiffs and the other members of the Class (as defined below).

CLASS ACTION ALLEGATIONS

25.           Plaintiffs brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of themselves and all other stockholders of the Company (the “Class”), and their successors in interest, who are or will be threatened with injury arising from defendants’ actions. Excluded from the Class are the defendants herein, members of their immediate families, and any subsidiary, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

26.            This action is properly maintainable as a class action for the following reasons:

(a)           the Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, as of March 4, 2010, there were approximately 11.5 million shares of the Company’s common stock outstanding held by hundreds, if not thousands, of shareholders of record other than defendants or their affiliates. The holders of these shares are believed to be geographically dispersed throughout the United States, The Company’s common stock is actively traded on the NYSE;

(b)          there are questions of law and fact which are common to members of the Class, including, inter alia, the following:

(i)	whether defendants have engaged, and are continuing to engage, in a plan and scheme to benefit themselves at the expense of the members of the Class;

(ii)
whether the Individual Defendants, as directors and/or officers of the Company and/or as  significant  shareholders  of the  Company, have breached their fiduciary duties owed to plaintiffs and the other members of the Class, including their duties of entire fairness, loyalty, due care, and candor;

(iii)	whether Danfoss A/S, as the majority controlling shareholder of the Company, has breached its fiduciary duties owed to plaintiffs and the other members of the Class;

(iv)	whether defendants have disclosed all material facts in connection with the challenged transaction; and

(v)	whether plaintiffs and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein.

(c)           the claims of plaintiffs are typical of the claims of the other members of the Class and plaintiffs have no interests that are adverse or antagonistic to the interests of the Class; and

(d) the plaintiffs are committed to prosecuting this action and have retained counsel competent and experienced in litigation of this nature. Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

SUBSTANTIVE ALLEGATIONS

A.	Sauer-Danfoss’s Corporate Background

27.            On May 3, 2000, Sauer-Sundstrand and Danfoss Fluid Power A/S became one company under the name of Sauer-Danfoss. Since the merger of these two entities, the Company has continued to broaden its horizons, reeling in new knowledge and skills and expanding the Company’s geographical presence via a series of acquisitions and joint ventures. With 9,800 employees worldwide, Sauer-Danfoss had revenues of approximately $2.1 billion in 2008 and approximately $1.2 billion in 2009. Sauer-Danfoss has sales, manufacturing, and engineering capabilities in Europe, the Americas, and the Asia-Pacific region.

28.            Prior to 2008, approximately 74.7% of the voting power of the Company’s common stock was owned or controlled by Danfoss Murmann. Danfoss Murmann is a joint venture between Danfoss A/S, which is owned by the Clausen family, and Sauer Holding GmbH (“Sauer Holding”), which is owned by the Murmann family.

29.            On October 30, 2009, pursuant to a Share Purchase Agreement dated March 10, 2008, as amended by Amendment No. 1 to Share Purchase Agreement dated July 11, 2008 (together, the “2008 Share Purchase Agreement”), Danfoss A/S became a majority shareholder of the Company by purchasing all of the Sauer-Danfoss common stock owned by Sauer Holding (10,029,264 shares) for $16.00 per share. As a result, Danfoss A/S owns approximately 75.7% of the outstanding shares of common stock of Sauer-Danfoss.

B.	The December 22 Offer

30.           On December 22, 2009, Danfoss A/S issued a press release announcing that, through its wholly owned subsidiary Danfoss Acquisition, it intended to launch a cash tender offer for all of the outstanding shares of common stock of Sauer-Danfoss not already owned by Danfoss A/S and its subsidiaries.

31.           The December 22, 2009 press release stated that Danfoss A/S intended to offer the public minority shareholders of Sauer-Danfoss $10.10 in cash, without interest and less any required withholding tax, for each share of Sauer-Danfoss common stock. The stake of approximately 24.3% not owned by Danfoss A/S and its subsidiaries was valued at approximately $118,750,000 at the $10.10 per share offer price.

32.           The press release also stated:

The Offer will be made directly to the shareholders of Sauer-Danfoss. Danfoss intends to commence the Offer in the first week of January 2010. The Offer will be conditioned upon, among other things, the tender of a majority of the minority shares (that is, shares that are not owned by Danfoss or its affiliates or the directors or officers of Danfoss, its affiliates, or Sauer-Danfoss) (the “majority of the minority” condition), and the ownership by Danfoss of at least 90% of the outstanding shares following consummation of the Offer. The aforesaid majority of the minority condition will not be waiveable in this tender offer. The Offer will not be subject to any financing condition. Danfoss expects to finance the Offer from its existing financing sources.

If Danfoss owns at least 90% of the outstanding shares following consummation of the Offer, Danfoss intends to cause Sauer-Danfoss to enter into a short-form merger as soon as reasonably practicable thereafter in which shares not tendered in the Offer would be converted into the right to receive cash in an amount equal to the per share price to be paid in the Offer.

33.           The December 22, 2009 press release issued by Danfoss A/S further stated that the December 22 Offer price amounted to “a premium of approximately 19.7% over the closing price of the common stock on the New York Stock Exchange on [Friday] December 18, 2009, which was the last trading day prior to the date on which Danfoss’s intention to make the Offer was announced.” This statement is misleading because it fails to account for the closing price of Sauer-Danfoss common stock on Monday December 21, 2009. Indeed, there is no indication that Danfoss A/S made any such announcement prior to its press release on Tuesday December 22, 2009. The December 22 Offer price represented only a 10.6% premium over the Monday December 21, 2009 closing price for Sauer-Danfoss stock of $9.13 per share.

34.    Also on December 22, 2009, Sauer-Danfoss issued a press release stating:

Sauer-Danfoss Inc. (NYSE: SHS) today confirmed that it has received notice from Danfoss A/S of its intention to launch a tender offer to acquire all of the outstanding shares of Sauer-Danfoss that it does not already own at a price of $10.10 per share in cash. Danfoss and its subsidiaries currently own approximately 75.7% of the outstanding shares of Sauer-Danfoss.

The Board of Directors has established a Special Committee to consider the offer. The Special Committee will consider and take a position with respect to the offer in accordance with applicable legal requirements. Sauer-Danfoss shareholders are advised to take no action with respect to the offer until they have been advised of the Company’s position.

The Special Committee has retained Kirkland & Ellis LLP as its legal counsel.

35.            On December 22, 2009, the trading price for Sauer-Danfoss common stock closed at $11.61 per share, trading as high as $11.69 per share on that date.

36.            On December 23, 2009, the day after Danfoss A/S announced the December 22 Offer, Sauer-Danfoss common stock hit an intra-day high of $12.68 per share.

37.            On January 8, 2010, Danfoss A/S issued a press release stating “that it has delayed the launch of its intended cash tender offer [] for all of the outstanding shares of common stock of Sauer-Danfoss Inc. [] not already owned by Danfoss and its subsidiaries.” Danfoss A/S stated that the reason for the delay was that Danfoss A/S was “discussing certain matters with respect to the [cash tender offer] (not related to the terms of the [cash tender offer]) with the Special Committee of the Board of Directors of Sauer-Danfoss.”

38.            On January 15, 2010, Danfoss A/S issued a press release announcing a further delay in the cash tender offer. The press release stated that “Danfoss and the Special Committee continue to have discussions and are working to resolve these matters expeditiously. Danfoss plans to commence the Offer as soon as practicable once these matters are resolved, but cannot provide any assurances as to whether and when these matters will be resolved.”   The press release also disclosed further information concerning the terms of the proposed tender offer:

The Offer, if initiated, would be made directly to the shareholders of Sauer-Danfoss and would be conditioned upon, among other things, the tender of a majority of the shares that are not owned by Danfoss or its affiliates or the directors or officers of Danfoss, its affiliates or Sauer-Danfoss (the “majority of the minority” condition), which would not be waivable in the Offer, and the ownership by Danfoss of at least 90% of the outstanding shares following consummation of the Offer, which condition would be waivable in the Offer. If the Offer is consummated and Danfoss owns at least 90% of the outstanding shares following consummation, Danfoss would cause Sauer-Danfoss to enter into a short-form merger as soon as reasonably practicable thereafter in which shares not tendered in the Offer would be converted into the right to receive cash in an amount equal to the per share price to be paid in the Offer. The Offer would not be subject to any financing condition.

C.	The Litigation

39.           On December 23, 2009, plaintiff Kenneth Loiselle filed a verified class action complaint against the defendants herein, alleging that they breached their fiduciary duties to the Class and/or aided and abetted said breaches of fiduciary duties.

40.           On December 23, 2009, plaintiff Laurie Forrest filed a verified class action complaint against the defendants herein, alleging that they breached their fiduciary duties to the Class and/or aided and abetted said breaches of fiduciary duties.

41.           On December 30, 2009, plaintiff Laurie Forrest served a First Request for the Production of Documents on all defendants.

42.            On January 8, 2010, counsel for plaintiffs Laurie Forrest and Kenneth Loiselle sent a letter to the Special Committee, care of Michael Goldman, Esq. of Potter, Anderson & Corroon LLP, counsel for the Special Committee. The letter stated that:

We have retained a financial expert to opine upon the adequacy of the [December 22 tender offer price]. Our expert has conducted a preliminary valuation analysis based, by necessity, on only publicly available documents. While that analysis is only preliminary (due to the fact we only has access to limited information), we believe, among other things, that the [December 22 tender offer price] offers insufficient consideration to Sauer-Danfoss’s public shareholders. Thus, we believe that you should consider our expert’s analyses before proceeding further with the [December 22 tender offer price]. We also believe that a more in-depth financial analysis would be helpful and would be grateful for any additional information that you can provide to us.

We hereby request that we, along with our financial expert, be permitted to meet with the Special Committee and its representatives, to discuss our clients’ concerns. We are prepared to make a presentation to you and/or your representatives at the earliest convenient time.

Plaintiffs never received a response to their January 8, 2010 letter to the Special Committee.

43.            On January 19, 2010, this Court consolidated the actions filed by plaintiffs Laurie Forrest and Kenneth Loiselle under the above caption and docket number (the “Action”), The Order of Consolidation provided that:

All papers and documents previously served and filed in any of the cases consolidated herein are deemed a part of the record in the consolidated action. The plaintiffs will file a consolidated amended complaint and consolidated request for production as soon as practicable. Defendants need not respond to the complaints filed, or document requests served, in the constituent actions.

44.            On February 4, 2010, counsel for plaintiffs Laurie Forrest and Kenneth Loiselle sent a second letter to the Special Committee, this time care of Matthew Solum, Esq. of Kirkland & Ellis LLP (“K&E”). The letter stated that:

As we previously informed Mr. Michael Goldman of Potter, Anderson & Corroon LLP on January 8, 2010, Plaintiffs’ Counsel have retained a financial expert to opine upon the adequacy of the [December 22 tender offer price]. Our expert has conducted a preliminary valuation analysis based, by necessity, on only publicly available documents.  While that analysis is only preliminary (due to the fact we only have access to limited information), we believe, among other things, that the Proposed Buyout offers insufficient consideration to Sauer-Danfoss’s public shareholders. Thus, we believe that you should consider our expert’s analyses before proceeding further with the [December 22 tender offer price]. We also believe that a more in-depth financial analysis would be helpful and would be grateful for any additional information that you can provide to us.

We hereby request that we, along with our financial expert, be permitted to meet with the Special Committee and its representatives to discuss our clients’ concerns. We are prepared to make a presentation to you and/or your representatives at the earliest convenient time.

Plaintiffs never received a response to their February 4, 2010 letter to the Special Committee.

45.           On April 1, 2010, plaintiffs filed their Verified Amended and Consolidated Class Action Complaint (the “Amended Complaint”). The Amended Complaint detailed, among other things, the materially misleading statements and omissions in the TO Schedule and TO Recommendation.

D.	The Tender Offer

46.           On March 9, 2010, Danfoss A/S announced that “it will commence on Wednesday, March 10, 2010, through its wholly owned subsidiary Danfoss Acquisition[], a cash tender offer[] for all of the outstanding shares of common stock of Sauer-Danfoss Inc.[] not already owned by Danfoss and its subsidiaries for $13.25 per share.” The press release further stated that “[t]he offer and withdrawal rights are scheduled to expire at 5:00 PM, New York City time on April 7, 2010, unless the Offer is extended.”

47.           The press release also stated that “Danfoss has agreed to increase the offer price to $13.25 per share” and that

Danfoss has been informed that the Special Committee, which is comprised of non-management, independent directors, has determined, based on written assurances from Danfoss that the Offer will be made at the price, and on the other terms and conditions set forth in the Offer to Purchase, a copy of which has been provided to and reviewed by representatives of the Special Committee, to recommend to the stockholders of Sauer-Danfoss (other than Danfoss and its affiliates) that they accept the Offer and tender their shares to the Purchaser pursuant to the Offer.

48.            Danfoss A/S’s March 9, 2010 press release also disclosed certain terms of the Tender Offer:

The Offer will be conditioned upon, among other things, (i) the tender of a majority of the minority shares (that is, shares that are not owned by Danfoss or its affiliates or each of the directors and officers of Danfoss, its affiliates, and Sauer-Danfoss) (the “majority of the minority” condition), and (ii) there being validly tendered and not withdrawn prior to the expiration of the Offer, a number of shares that, when added to the number of shares already owned by Danfoss and its subsidiaries, represents at least 90% of the shares of Sauer-Danfoss outstanding immediately prior to the expiration of the Offer. This majority of the minority condition is not waiveable. The Offer is not subject to any financing condition. Danfoss is financing the Offer from its existing cash reserves and existing financing sources.

If, following the consummation of the Offer, the Purchaser together with Danfoss and its subsidiaries collectively own 90% or more of the Sauer-Danfoss shares, then Danfoss and its subsidiaries intend to contribute all of their Sauer-Danfoss shares to the Purchaser, and cause the Purchaser and Sauer-Danfoss to consummate a “short-form” merger under Delaware law in which all shares held by stockholders other than the Purchaser would be converted into the right to receive cash equal to the same price per share as was paid in the Offer.

The complete Offer to Purchase, Letter of Transmittal and other offering documents will be filed with the [SEC] on March 10, 2010.

49.            On March 9, 2010, Sauer-Danfoss issued a press release confirming that Danfoss A/S had announced the Tender Offer for all the outstanding shares of Sauer-Danfoss not already owned by Danfoss A/S and its affiliates for $13.25 per share.  The press release further stated that:

The Special Committee also confirmed that it has determined, based on written assurances from Danfoss that the Offer will be made at the price of $13.25 per share, and on the other terms and conditions set forth in the Offer to Purchase, a copy of which has been provided to and reviewed by representatives of the Special Committee, to recommend to the stockholders of Sauer-Danfoss (other than Danfoss and its affiliates) that they accept the Offer and tender their shares pursuant to the Offer.

The offer price is an increase from the initial offer price of $10.10 per share announced by Danfoss on December 22, 2009. Danfoss and its subsidiaries currently own a stake of approximately 75.7% in Sauer-Danfoss.

The Special Committee will respond to the Offer after it is commenced in accordance with applicable law. Stockholders of Sauer-Danfoss are advised to take no action with respect to the Offer until the Special Committee has formally responded to it.

Lazard [Freres & Co. LLC] is serving as financial advisor to the Special Committee and Kirkland & Ellis LLP is its legal advisor.

50.           On March 10, 2010, Danfoss A/S filed the TO Schedule with the SEC.

51.           On March 19, 2010, Sauer-Danfoss filed the TO Recommendation with the SEC. Sauer-Danfoss also issued a press release on March 19, 2010 announcing that the Special Committee issued a “unanimous recommendation that the public stockholders of the Company accept the cash tender offer of $13.25 per common share [] commenced on March 10, 2010 by Danfoss Acquisition [], a wholly owned subsidiary of Danfoss A/S [], and tender their shares pursuant to the Offer.”

52.           Also on March 19, 2010, Sauer-Danfoss filed a Schedule 13E-3 with the SEC, including as an attachment the banker’s book of financial information and analysis prepared for the Special Committee by Lazard Freres & Co. LLC (“Lazard”) for the purpose of analyzing the fairness of the Tender Offer price (the “13E-3”).

53.           On March 29, 2010, Sauer-Danfoss common stock reached a high of $13.30 per share and closed at $13.28 per share, above the Tender Offer price of $13.25 per share.

54.           On March 30, 2010, Danfoss A/S filed Amendment No. 1 to the TO Schedule with the SEC and issued a press release announcing that the amendment was made “in response to comments received from the SEC during its review process with the primary purpose of providing additional disclosure about, among other things, financial information of Sauer-Danfoss Inc., including [] balance sheet data and ratio of earnings to fixed charges of Sauer-Danfoss for the last two fiscal years.” Danfoss A/S filed Amendment No. 2 to the TO Schedule with the SEC on March 31, 2010 to correct an “inadvertent error” in the financial information contained in Amendment No. 1.

55.            On March 31, 2010, Sauer-Danfoss filed Amendment No. 1 to the TO Recommendation and Amendment No. 1 to the 13E-3 with the SEC. Also on March 31, 2010, Sauer-Danfoss issued a press release announcing “[t]he amendment was made in response to comments received from the SEC during its review process.” The amendment contained additional disclosures and management projections for 2010 through 2012.

56.            On April 1, 2010, Mason Capital Management LLC (“Mason Capital”) issued a press release announcing that “it [did] not intend to tender its shares of common stock of [Sauer-Danfoss]. . . .Mason Capital, which currently owns 1.94 million shares of Sauer-Danfoss, believes the current offer of $13.25 per share materially undervalues the company.” Also on April 2, 2010, Mason Capital sent a letter to the Special Committee, care of counsel to the Special Committee, which stated that Mason Capital did not intend to tender its shares and that Mason Capital believed, based on Lazard’s analysis, that the Tender Offer price was inadequate and undervalued Sauer-Danfoss.

57.            On April 5, 2010, Danfoss A/S filed Amendment No. 3 to the TO Schedule (the “April 5 Amended TO Schedule”) with the SEC. The April 5 Amended TO Schedule contained additional disclosures, which, as described below, responded, at least in part, to allegations of material misstatements and omissions made in the Amended Complaint and communicated by plaintiffs’ counsel to defendants’ counsel and, at least in part, mooted those allegations.

58.            On April 5, 2010, Sauer-Danfoss filed Amendment No. 2 to the TO Recommendation (the “April 5 Amended TO Recommendation”) and Amendment No. 2 to the 13E-3 (the “April 5 Amended 13E-3”) with the SEC. Also on April 5, 2010, Sauer-Danfoss issued a press release announcing that “[t]he amendments were made in response to comments received from the SEC during its review process.” The April 5 Amended TO Recommendation and April 5 Amended 13E3 contained additional disclosures, management projections, and Lazard presentations to the Special Committee concerning, among other things, valuation analysis of the Tender Offer. As described below, the April 5 Amended TO Recommendation and the April 5 Amended 13E-3 responded, at least in part, to allegations of material misstatements and omissions made in the Amended Complaint and communicated by plaintiffs’ counsel to defendants’ counsel and, at least in part, mooted those allegations.

59.            On April 5, 2010, Sauer-Danfoss common stock opened at $13.25 per share, reached a high of $13.37 per share and closed at $13.32 per share, $0.07 above the Tender Offer price of $13.25 per share.

60.            On April 6, 2010, Sauer-Danfoss filed Amendment No. 3 to the TO Recommendation (the “April 6 Amended TO Recommendation”) and Amendment No. 3 to the 13E-3 (the “April 6 Amended 13E-3”) with the SEC. Also on April 6, 2010, Sauer-Danfoss issued a press release announcing the amendments. The April 6 Amended TO Recommendation and April 6 Amended 13E3 contained additional disclosures, which, as described below, responded, at least in part, to allegations of material misstatements and omissions made in the Amended Complaint and communicated by plaintiffs’ counsel to defendants’ counsel and, at least in part, mooted those allegations.

61.            On April 6, 2010, Sauer-Danfoss common stock opened at $13.30 per share, reached a high of $13.43 per share and closed at $13.40 per share, $0.15 above the Tender Offer price of $13.25 per share.

62.            On April 7, 2010, Mason Capital issued a second press release announcing that:

Mason Capital Management LLC (“Mason Capital”) notes the additional disclosure given by [Sauer-Danfoss] in the last few days included in the amended Schedule 14d-9 [TO Recommendation] and the amended Schedule 13e-3 [13E-3] filings.

Mason Capital, which currently owns 1.94mm shares of Sauer-Danfoss, believes that the recent disclosure has only strengthened its view that the current offer of $13.25 per share materially undervalues [Sauer-Danfoss].

Mason Capital reiterates that it does not intend to tender its shares of common stock and would like to highlight a few key points from [Sauer-Danfoss]’s disclosure:

At the time of the original $10.10 proposed offer for Sauer-Danfoss, the advisors to the [Special Committee] produced a four part valuation based on 2010 estimated earnings before interest, taxes, depreciation and amortization (EBITDA) of $122mm. The average midpoint of the four valuation methodologies was $13,375.

Now, using an updated 2010 estimated EBITDA of $159mm, the Special Committee has agreed to support a tender offer at $13.25.

The controller of Sauer-Danfoss, with input from the [Sauer-Danfoss]’s sales and marketing staff, projected 2010 EBITDA of $174mm which was never adopted by [Sauer-Danfoss]’s senior management.

Mason Capital believes that the current state of the capital markets would allow Sauer-Danfoss to refinance its onerous debt owed to Danfoss A/S and that [Sauer-Danfoss] should immediately undertake this action.

63.            On April 7, 2010, Sauer-Danfoss common stock opened at $13.37 per share, reached a high of $13.60 per share and closed at $13.40 per share, $0.15 above the Tender Offer price of $13.25 per share.

64.            On April 8, 2010, Danfoss issued a press release announcing that they were extending the expiration of the Tender Offer to “5:00 p.m. New York City time on April 9, 2010, unless further extended.” The press release further announced that Danfoss “extended the expiration date of the Offer in light of the distribution by Sauer-Danfoss of additional information via its filing with the [SEC] of amendments to its [TO Recommendation] and [13E-3] with respect to the [Tender] Offer in response to comments received by Sauer-Danfoss from the Staff of the SEC.” In addition, Danfoss announced that “as of 5:00 p.m. on Wednesday, April 7, 2010, approximately 3,905,688 shares have been tendered and not withdrawn (including 71,019 shares tendered pursuant to a notice of guaranteed delivery),” Also on April 8, 2010, Danfoss filed Amendment No. 4 to the TO Schedule with the SEC, which extended the Tender Offer.

65.            On April 8, 2010, Sauer-Danfoss filed Amendment No. 4 to the TO Recommendation and Amendment No. 4 to the 13E-3 with the SEC. These amendments stated that:

On April 6, 2010, the Board, acting on the recommendation of the Compensation Committee of the Board, removed the transfer restrictions on 33,000 shares of Company Common Stock held by non-employee directors effective immediately. These 33,000 shares include 4,500 shares held by each member of the Special Committee. The removal of the transfer restrictions permits the non-employee directors, including the Special Committee members, to either tender the shares in the Offer or receive the merger consideration in any Second-Step Merger.

66.            On April 8, 2010, Sauer-Danfoss common stock opened at $13.29 per share, reached a high of $13.63 per share and closed at $13.50 per share, $0.25 above the Tender Offer price of $13.25 per share.

67.            On April 9, 2010, Sauer-Danfoss common stock opened at $13.52 per share, reached a high of $13.75 per share and closed at $13.71 per share, $0.46 above the Tender Offer price of $13.25 per share.

68.            On April 9, 2010, after the close of trading, Danfoss A/S issued a press release and announced that it was increasing the Tender Offer price to $14.00 per share and further extending the expiration of the Tender Offer to midnight New York City time on April 22, 2010. The press release stated:

Danfoss A/S [] and Danfoss Acquisition [] today announced an increase in the purchase price to be paid in its [Tender Offer] to acquire all of the outstanding shares of common stock of [Sauer-Danfoss] not already owned by Danfoss or its subsidiaries to $14.00 per share. [Danfoss] and [Danfoss Acquisition] are extending the Offer to midnight, New York City time on April 22, 2010 (which is the end of the day on April 22, 2010). All other terms and conditions of the tender offer remain unchanged.

Danfoss and [Danfoss Acquisition] confirm that the increased offer price is their best and final offer price.

The best and final offer price of $14.00 per share represents a premium of 5.7% over the previous offer price of $13.25 per share, 65.9% over the closing price of the shares on December 18, 2009 (the last trading day prior to notifying Sauer-Danfoss of their intention to make the tender offer), 67.3% over the average closing price during the three months prior to such notification and 3.7% over the closing price of $13.50 on Thursday, April 8, 2010. Danfoss and its subsidiaries currently own approximately 75.7% of the common stock of Sauer-Danfoss. The approximately 24.3% of the common stock of Sauer-Danfoss not owned by Danfoss and its subsidiaries would be valued at approximately $164.6 million at the $14.00 per share offer price.

The depositary for the [Tender] Offer has informed Danfoss and [Danfoss Acquisition] that, as of 5:00 p.m. on Thursday, April 8, 2010, approximately 3,862,368 shares have been tendered and not withdrawn (including 71,019 shares tendered pursuant to a notice of guaranteed delivery).

Also on April 9, 2010, Danfoss A/S filed Amendment No. 5 to the TO Schedule with the SEC, which made additional disclosures and changes to the TO Schedule due to the increased offer price and extension of the Tender Offer.

69.            On April 12, 2010, Sauer-Danfoss filed Amendment No. 5 to the TO Recommendation (the “April 12 Amended TO Recommendation”) and the 13E-3 (the “April 12 Amended 13E-3”) with the SEC. Also on April 12, 2010, Sauer-Danfoss issued a press release announcing that “[t]he amendments have been issued in response to the increase in the cash offer price with respect to the Offer to $14.00 per common share announced by Danfoss and the Purchaser on April 9, 2010.” The April 12 Amended TO Recommendation and April 12 Amended 13E-3 disclosed additional information concerning the increased tender offer price, the extension of the Tender Offer, and Mason Capital’s press releases and dealings with the Special Committee.

70.           On April 15, 2010, before the opening of trading, Sauer-Danfoss issued a press release announcing that:

The Special [Special Committee] [] of the Board of Directors of [Sauer-Danfoss] announced today that management of the [Sauer-Danfoss] has informed the [Special Committee] that preliminary first quarter financial results were stronger than expected. Preliminary first quarter results include total sales of $387 million, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted to exclude one-time charges, of $75 million and earnings before interest and taxes (EBIT), adjusted to exclude one-time charges, of $50 million. Management of the [Sauer-Danfoss] also informed the [Special Committee] that it has preliminarily increased its forecast for total sales for full year 2010 to $1.40 billion from $1.34 billion and is evaluating the appropriate increase to its forecasts for EBITDA and EBIT for the full year. The original forecasts were included in the tender offer materials filed with the Securities and Exchange Commission under cover of a Schedule TO on March 10, 2010 by Danfoss A/S (“Danfoss”), the [Sauer-Danfoss]’s majority stockholder, in connection with Danfoss’ tender offer for all the outstanding shares of the [Sauer-Danfoss]’s common stock not already owned by Danfoss and its affiliates. On April 9, 2010, Danfoss increased the per share price it is offering to pay in the tender offer from $13.25 to $14.00 in cash.

The Special [Special Committee] is considering these preliminary first quarter results and the impact such preliminary results may have on its previous recommendation that the [Sauer-Danfoss]’s stockholders accept Danfoss’ offer and tender their shares of the [Sauer-Danfoss]’s common stock in the offer. Accordingly, the [Special Committee] advises stockholders not to rely or act upon its earlier recommendation. Lazard Freres & Co, LLC, the [Special Committee]’s financial advisor, has indicated to the [Special Committee] that it does not yet have sufficient financial information about the [Sauer-Danfoss]’s first quarter results or the new financial forecasts to evaluate their impact on its financial analysis or to establish a current view on the offer.

Also on April 15, 2010, Sauer-Danfoss filed Amendment No. 6 to the TO Recommendation and the 13E-3 with the SEC. The amendments attached the press release.

71.           On April 15, 2010, Sauer-Danfoss common stock opened at $14.23 per share, reached a high of $15.83 per share and closed at $15.65 per share, $1.65 above the Tender Offer price of $14.00 per share.

72.            On April 16, 2010, Sauer-Danfoss issued a press release announcing that:

The Special Committee [] announced today that it has asked [Sauer-Danfoss]’s management to prepare a set of updated projections covering 2010 through 2012 reflecting [Sauer-Danfoss]’s stronger-than-expected preliminary first quarter financial results as disclosed yesterday. The Committee made this request in order to permit it and its financial advisor, Lazard Freres & Co, LLC to consider the updated projections in analyzing the increased offer of $14.00 per common share in the ongoing cash tender offer by Danfoss Acquisition, Inc. (the “Purchaser”), a wholly owned subsidiary of Danfoss A/S (“Danfoss”). The Special Committee expects to receive the updated projections by Tuesday, April 20, 2010. The Special Committee plans to meet with its advisors thereafter with a goal of making a recommendation with respect to the increased offer by the middle of next week. Until it makes a recommendation with respect to the Purchaser’s $14.00 per share offer that reflects consideration of [Sauer-Danfoss]’s preliminary first quarter financial results and the updated projections, the Special Committee advises stockholders not to rely on its earlier recommendation with respect to the Purchaser’s previous $13.25 per share offer.

Also on April 16, 2010, Sauer-Danfoss filed Amendment No. 7 to the TO Recommendation and Amendment No. 7 to the 13E-3, which filed a copy of the press release with the SEC.

73.            On April 16, 2010, Sauer-Danfoss common stock opened at $15.53 per share, reached a high of $15.85 per share and closed at $15.83 per share, $1.83 above the Tender Offer price of $14.00 per share.

E.	The Board Is Controlled by Danfoss A/S and the Special Committee is Not Independent

74.            The Board is controlled by Danfoss A/S. As alleged above, defendants Ruder, Christiansen, Clausen, Fausing, Hoover, Have and Murmann – the majority of the Board – are also directors or officers of, and/or have a substantial financial interest in, Danfoss A/S.

75.            The Special Committee was created in September 2009 to act on behalf of the Board regarding certain issues arising from the relationship between Sauer-Danfoss and Danfoss A/S. (TO Schedule, p. 10.) On December 30, 2009, after the December 22 Offer was received, the Board unanimously revised the authority granted to the Special Committee, to clarify the Special Committee’s powers to respond to, and otherwise act on behalf of the Board with respect to, the Offer. Specifically, the Special Committee was authorized to evaluate the Offer and any subsequent merger, determine whether to recommend or not recommend [the Tender Offer] to acquire the Shares, to evaluate any alternative transaction that may arise during the course of the [Tender Offer] and any subsequent merger, including any competing offer for the Company’s stock or assets or to merge or consolidate with the Company, to monitor and participate on behalf of the Company in any negotiations with respect to the [Tender Offer], any subsequent merger or any alternative transaction, to make a recommendation to the Board, to the extent Board approval is required, regarding the terms of the Offer, any subsequent merger or any alternative transaction and to take all such other actions on behalf of the Company as may lawfully be delegated to a committee of the board of directors of a Delaware corporation under the Delaware General Corporation Law (“Delaware Law”). The Special Committee was further authorized to retain, at the Company’s expense, advisors including legal counsel and investment bankers. The Special Committee has retained Kirkland & Ellis, LLP [] and Lazard Freres & Co. LLC [], in those respective capacities.

(TO Schedule, p. 10; see also TO Recommendation, p. 10.) Notably missing from the Special Committee’s powers was the power to implement a poison pill, or take another action, to stop the Tender Offer from going forward, or otherwise reject the Tender Offer.

76.            Although claimed to be independent, the Special Committee is also controlled by Danfoss A/S. As alleged above, the Special Committee is composed of defendants Kirchhoff, Loughrey and Wood. (TO Schedule, p. 14.) Defendants Loughrey and Wood, comprising a majority of the Special Committee, as well as its chairman, were appointed to the Board by Danfoss A/S. (TO Schedule, p. 14.) Defendant Kirchhoff owns FAUN which has purchased approximately $4.7 million in products from Sauer-Danfoss in the past three years, and hence is not independent because Danfoss A/S controls Sauer-Danfoss, and will, if the Tender Offer is successful, continue to control the price Sauer-Danfoss charges for its products. The Special Committee could not have been, and was not, objective given the overwhelming control that Danfoss A/S has over the Company, the Board and the Special Committee.

77.           Once the “independent” Special Committee recommended accepting the Tender Offer, the non-independent Board members (members who were appointed by, and are employees of, Danfoss A/S) rewarded the Special Committee with the removal of transfer restrictions on 4,500 shares of Sauer-Danfoss common stock owned by each member of the Special Committee. This permits the members of the Special Committee to tender their shares and receive the Tender Offer price for their shares (or, if the Tender Offer is successful, to receive the Tender Offer price in a short form merger). At the present $14.00 per share Tender Offer price, the 4,500 shares provides additional remuneration of $63,000 to each of the members of the Special Committee.

F.	The Tender Offer Price is Unfair and Inadequate

78.           The purpose of the Tender Offer is to enable Danfoss A/S to acquire one hundred (100%) percent equity ownership of Sauer-Danfoss and its valuable assets for its own benefit at the expense of the Company’s public stockholders - who will be deprived of their equity investment and the benefits thereof including, among other things, the expected continued growth in the Sauer-Danfoss’s profitability.

79.           The object of the plan and scheme has been to buy out the public stockholders of the Company at an unfair price, dramatically below the underlying and real value of the Company, in a transaction which is unfairly timed and deceptively disclosed.

80.           Danfoss A/S will reap significant benefits from the Tender Offer, including allowing Danfoss A/S to “improve operational efficiency, while at the same time enhancing the combined organization’s ability to produce products to meet market demand, as well as enhancing [Sauer-Danfoss’s] balance sheet [and] modest procurement and organizational synergies.”  (TO Schedule, p. 18.)  Thus, a substantial reason for the proposal is to enable Danfoss A/S and its affiliates to reap the benefits that have, in essence, been paid for by the Company and its public stockholders.

81.            The Tender Offer is the product of unfair dealing, and the $14.00 per share to be paid to Class members, while significantly better than the December 22 Offer price of $10.10 per share, is still unfair and inadequate as to constitute a breach of fiduciary duties committed by defendants against the public stockholders because, among other things:

(a)            The Company’s intrinsic value, giving due consideration to its assets, its growth and profitability, and the underlying strength of its business is significantly greater than the offering price;

(b)            Sauer-Danfoss’s financial prospects are improving: Sauer-Danfoss announced (on April 15, 2010) that its preliminary financial results were better than expected;

(c)            Defendants have undervalued the Company’s common stock by ignoring the full value of its assets and future prospects. The Tender Offer does not reflect the true financial position of the Company;

(d)            The timing of the original proposal was designed to take advantage of the Company’s recently depressed market price caused by the recent slump in the economy, and to have the expected rebound accrue to the benefit of Danfoss A/S at the expense of the minority public shareholders;

(e)            Although the $14.00 offer represents a 39 % increase over the $10.10 December 22 offer price, and a 53% premium over the close of the Company’s stock at $9.13 per share on December 21, 2009, the last full day of trading before the December 22 tender offer was announced, the offer price represents a substantial discount to the Company’s stock price a little over a year ago in September 2008, when it traded as high as $34 per share; and

(f)            The offer price represents a negative premium to the $16.00 per share price Danfoss A/S paid for its Company shares in October 2009 pursuant to the 2008 Share Purchase Agreement.

82.           The Tender Offer prices that Danfoss A/S has offered have repeatedly undervalued the price of Sauer-Danfoss’s common stock, as evidenced by how the trading price of Sauer-Danfoss’s common stock has repeatedly traded above the consideration that Danfoss A/S has offered.

(a)            On December 22, 2009, after the December 22, 2009 Offer price of $ 10.10 was announced, the Company’s shares traded as high as $11.69 per share as investors recognized that the Company’s shares were undervalued and that Danfoss A/S was timing its offer to take advantage of the Company’s depressed share price. On December 23, 2009, the Company’s stock continued to trade higher, hitting a high of $12.68 per share for the day.

(b)            On March 9, 2010, the day the Tender Offer was announced, Sauer-Danfoss stock traded as high as $13.30 per share, a price higher than the Tender Offer price of $13.25. Sauer-Danfoss stock reached $13.30 per share again on March 10, 2010.

83.           Danfoss A/S, by virtue of its 75.7% control of the outstanding shares of Sauer-Danfoss, and its control of the Board, had access to Sauer-Danfoss’s non-public financial information, including information regarding the Company’s future prospects. Danfoss A/S (repeatedly) under-priced its offers in order to purchase the remaining shares of Sauer-Danfoss at a depressed price before its true financial condition became publicly-known. However, as Sauer-Danfoss’s true financial condition and prospects have become known by the market, the trading price of Sauer-Danfoss common stock has risen.

(a)           On April 5, 2010, when the April 5 Amended TO Schedule, April 5 Amended TO Recommendation, and April 5 Amended 13E-3 were filed with the SEC (and the additional disclosures contained therein were made available to the public), Sauer-Danfoss common stock opened at $13.25 per share, reached a high of $13.37 per share and closed at $13.32 per share, above the Tender Offer price.

(b)           On April 6, 2010, when the April 6 Amended TO Recommendation and April 6 Amended 13E-3 were filed with the SEC (and the additional disclosures contained therein were made available to the public), Sauer-Danfoss common stock opened at $13.30 per share, reached a high of $13.43 per share and closed at $13.40 per share, $0.15 above the Tender Offer price.

(c)           On April 7, 2010, when Mason Capital released its press release reiterating that it would not tender its 1.94 million shares because “the recent disclosure[s]by Sauer-Danfoss] has only strengthened [Mason Capital’s] view that the current offer of $13.25 per share materially undervalues [Sauer-Danfoss],” Sauer-Danfoss common stock opened at $13.37 per share, reached a high of $13.60 per share and closed at $13.40 per share, $0.15 above the Tender Offer price.

G.	The TO Schedule Contains Material Misstatements and Omissions

84.           The TO Schedule, as amended, contains material misstatements and omits material information such that a reasonable investor would find that the misstatements and omitted information alter the total mix of information in the market. For example:

(a)           Page 22 of the TO Schedule, as amended by Amendment No. 5 to the TO Schedule, states that the Tender Offer price “represents a premium of approximately 65.9% over the closing price of [Sauer-Danfoss common stock] on December 18, 2009, the last trading day prior to the date on which we notified the Board of our intention to make the [December 22 tender offer].” However, the TO Schedule does not disclose that the $14.00 Tender Offer price represents a lower 53.3% premium over the closing price of Sauer-Danfoss stock on December 21, the last day of trading before the December 22 Offer became public. The premium analysis performed by Ladenburg Thalmann & Co. Inc. (“Ladenburg”), however, evaluated premiums one day, one week and one month prior to the announcement of the examined transactions. (TO Schedule, p. 28.) In order for Sauer-Danfoss shareholders to compare the premium Danfoss A/S is offering in the Tender Offer to the premiums examined by Ladenburg, the TO Schedule must disclose the premium being offered over the Sauer-Danfoss per share stock price as of close of trading on December 21, 2009, one day before the December 22 Offer was announced.

(b)            The TO Schedule and its amendments fail to disclose whether or not Danfoss A/S has had, is having, or plans to have any discussions with third parties for the sale of all or part of Sauer-Danfoss after completion of the Tender Offer. This information is material because public shareholders of Sauer-Danfoss have a right to know if Danfoss A/S is going to flip Sauer-Danfoss for a profit, which may influence whether those shareholders would tender their shares.

(c)            Page 18 of the TO Schedule states that the Tender Offer will allow Danfoss A/S to “improve operational efficiency, while at the same time enhancing the combined organization’s ability to produce products to meet market demand, as well as enhancing [Sauer-Danfoss’s] balance sheet [and] modest procurement and organizational synergies.” However, the TO Schedule and its amendments do not contain any disclosures of financial projections regarding these synergies.

(d)           The TO Schedule and its amendments fail to disclose that the Special Committee was not empowered to enact a poison pill or even reject the Tender Offer if the Special Committee deemed the offer unfair or not in the best interests of Sauer-Danfoss shareholders.

(e)           Page 5 of Schedule E of the TO Schedule (the “Revised Management Projections,” as defined in the TO Schedule) states that “[Sauer-Danfoss] Management at this moment in time has no information that supports altering the [sales growth] projection for 2012.” (See also TO Schedule, p. 2 (“No new information available that would suggest a change to the outlook for 2012.”).) However, the chart on page 2 of Schedule E alters the 2012 sales growth projections from 13% in January 2012 to 8% in February 2012. The TO Schedule, Schedule E and the amendments to the TO Schedule do not contain any disclosure as to why the 2012 sales growth projections were changed when no information existed to suggest such a change.

(f)           In light of the recent announcement that Sauer-Danfoss’s preliminary first quarter financial results were better than expected, and that new management projections are being prepared by Sauer-Danfoss, the previously disclosed managements projections in the TO Schedule are materially misleading.

H.	The TO Recommendation and the 13E-3 Contain Material Misstatements and Omissions

85.           The TO Recommendation and the 13E-3, as amended, contained material misstatements and omitted material information such that a reasonable investor would find that the misstatements and omitted information altered the total mix of information in the market.

For example:

(a)           On page 7 of the TO Recommendation, Sauer-Danfoss stated that it had “entered into a registration rights agreement with Sven Murmann, a director of the Company, and two other holders of shares of Common Stock in the Company in May 1998 whereby Dr. Murmann and such other stockholders are granted demand and piggyback registration rights.” However, the TO Recommendation and its amendments failed to disclose whether these registration rights agreements will survive the Tender Offer or give their holders an interest in Danfoss A/S, and fails to disclose whether the other two holders of shares are directors or officers of Sauer-Danfoss, or related to directors and officers of Sauer-Danfoss.

(b)           Page 20 of the TO Recommendation, stated that the Tender Offer price “represents a premium of approximately 57% over the closing price of [Sauer-Danfoss common stock] on December 18, 2009, the last trading day prior to the date on which Danfoss notified the Board of its intention to make the [December 22 tender offer].” However, the TO Recommendation and its amendments did not update this information to account for the $14.00 increased Tender Offer price. Also, the TO Recommendation and its amendments did not disclose that the $13.25 Tender Offer price represents a lower 45% premium over the closing price of Sauer-Danfoss stock on December 21, the last day of trading before the December 22 offer became public. The premium analysis performed by Lazard, however, evaluated premiums one day, one week and one month prior to the announcement of the examined transactions. (TO Recommendation, p. 30.) In order for Sauer-Danfoss shareholders to compare the premium Danfoss A/S is offering in the Tender Offer to the premiums examined by Lazard, the TO Recommendation must disclose the premium being offered over the Sauer-Danfoss per share stock price as of close of trading on December 21, 2009, one day before the December 22 Offer was announced, and update this information to take into account the $14.00 increased Tender Offer price.

(c)           Page 21 of the TO Recommendation stated that the “Special Committee is comprised solely of independent outside directors of [Sauer-Danfoss] and none of the members of the Special Committee is employed by or affiliated with the Company (except in their capacities as directors of the Company) or the Danfoss Group.” This statement is materially misleading in that defendant Kirchhoff is the owner (along with other members of his family) of FAUN, a company which has purchased approximately $4.7 million in products from Sauer-Danfoss over the past three years, and thus, is not independent, since Danfoss A/S controls Sauer-Danfoss and will continue to control the cost of their products if the Tender Offer is successful. (TO Recommendation, p. 7.)

(d)           Page 11 of the TO Recommendation stated that:

On January 5, 2010, the Special Committee held a telephonic meeting with K&E and Lazard. During the meeting, the parties discussed certain financial scenarios that management had presented to the Company Board on December 4, 2009 (“Company Financial Scenarios”) and the fact that the Company Financial Scenarios were prepared in connection with the Company Board’s consideration of a restructuring of the Company’s capital structure and were not financial projections of the sort that would customarily be prepared for business planning or valuation purposes.

The TO Recommendation and its amendments failed to disclose the various “Company Financial Scenarios” discussed, whether Sauer-Danfoss looked at scenarios outside of restructuring its capital structure, or whether, and to what extent, the “Company Financial Scenarios” differed from the “Management Projections,” “Updated Preliminary 2010 Projections,” “Updated Revised 2010 Projections,” or “Updated Management Projections” (as defined in the TO Recommendation).

(e)           The TO Recommendation and its amendments failed to disclose whether the “Management Projections,” “Updated Preliminary 2010 Projections,” or “Updated Revised 2010 Projections” (as defined in the TO Recommendation) reviewed and prepared by Sauer-Danfoss, the Board and the Special Committee, and provided to Danfoss A/S, were adjusted to remove the expenses related to Sauer-Danfoss maintaining its status as a public company.

(f)           The 13E-3 disclosed detailed pricing multiples for the selected Hydraulics Peers comparable companies. The 13E-3 and the TO Recommendation failed to disclose detailed pricing multiples for the Selected Customers and Mid-Cap Industrials comparable companies.

(g)           Pages 27-28 of the TO Recommendation, in connection with Lazard’s Selected Comparable Companies Analysis, disclosed summary statistics which included high, median, and low multiples of EV/EBITDA for 201 IE and 201 OE. The TO Recommendation and its amendments failed to disclose the indicated mean of pricing multiples of EV/EBITDA for 2011Eand2010E.

(h)           Page 29 of the TO Recommendation stated that:

Lazard noted in its presentation to the Special Committee that the Eaton Corporation and the Parker-Hannifin Corporation are both much larger diversified industrial companies with stronger balance sheets and more stable performance than the Company, and who are expected to post profits through 2011 whereas the Company is expected to post losses through 2011, and hence likely warrant higher trading multiples than the Company.

The TO Recommendation and its amendments failed to disclose whether the expected losses through 2011 were included in the “Management Projections,” “Updated Preliminary 2010 Projections,” “Updated Revised 2010 Projections,” or “Updated Management Projections” (as defined in the TO Recommendation) used by Lazard.

(i)           The TO Recommendation and its amendments failed to disclose the basis for the Special Committee’s determination that K&E was sufficiently independent from Sauer-Danfoss and Danfoss A/S to serve as counsel to the Special Committee and the amount of fees K&E has received from either Sauer-Danfoss or Danfoss A/S in the past five years.

(j)           The TO Recommendation and its amendments failed to disclose the scope of the retention of Potter Anderson & Corroon LLP (“Potter Anderson”), the scope of the advice provided by Potter Anderson and whether Potter Anderson was present during Special Committee deliberations.

(k)           Pages 12-13 of the TO Recommendation stated that:

On January 19, 2010, the Special Committee held a telephonic meeting with K&E and Lazard. At the meeting, Lazard discussed its preliminary analysis regarding the proposed offer and the Company’s valuation. The parties also discussed, among other matters, the Management Projections and the significance, in the context of the proposed offer, of the New Credit Agreement and Danfoss’[s] role as the major creditor of the Company. Following the discussion of Lazard’s preliminary analysis and the discussion of these other matters, the Special Committee determined that the offer price of $10.10 was inadequate. The Special Committee instructed Lazard to have a meeting with Ladenburg to convey the Special Committee’s determination in this regard and to discuss the proposed offer price and the valuation of the Company.

The TO Recommendation and its amendments failed to disclose the substance of these discussions in the context of the proposed offer, the “New Credit Agreement” and Danfoss A/S’s role as the major creditor of Sauer-Danfoss.

(l)           Page 11 of the TO Recommendation stated that:

On January 5, 2010, the Special Committee held a telephonic meeting with K&E and Lazard .... At the meeting, the parties also discussed other matters relating to the proposed offer, including the pending shareholder litigation, limitations on communications between the Company’s management and Danfoss and the status of Lazard’s ongoing due diligence investigation of the Company.

The TO Recommendation and its amendments failed to disclose the limitations on communication between Sauer-Danfoss’s management and Danfoss A/S.

(m)           In light of the recent announcement that Sauer-Danfoss’s preliminary first quarter financial results were better than expected, and that new management projections are being prepared by Sauer-Danfoss, the previously disclosed managements projections in the TO Recommendation and 13E-3 are materially misleading.

I.	Defendants’ Actions Mooted Certain of Plaintiffs’ Meritorious Claims in the Amended Complaint

86.           Defendants’ April 5 and April 6 amended filings mooted, at least in part, a significant number of plaintiffs’ allegations of material misstatements and omissions in the TO Schedule, TO Recommendation and 13E-3 and communicated by plaintiffs’ counsel to defendants’ counsel. For example:

(a)            Paragraph 55(b) of the Amended Complaint alleged that:

Page 22 of the TO Schedule states that the Tender Offer price of “$13.25 per share is greater than (i) the 52 week high closing price of [Sauer-Danfoss common stock] of $12.70 on January 20, 2010, which occurred following [Danfoss A/S’s] announcement that it intended to make the [Tender Offer]. Prior to that announcement, the 52 week high closing price was $9.75.” This statement is unclear and misleading: it does not define the 52 week period for which $9.75 is the purported high price, and in any event, $9.75 was not the 52 week closing high price. Prior to January 20, 2010, the 52 week high closing price was $12.49 on January 19, 2010, not $9.75. The high intra-day price was $12.68 on December 23, 2009. Prior to December 22, 2009, the 52 week high closing price was $9.90 and the intra-day high was $10.13 per share, both on January 6, 2009.

The April 5 Amended TO Schedule mooted plaintiffs’ allegations in paragraph 55(b) by fixing the misstatement and disclosing that:

The Offer Price of $ 13.25 per Share is greater than the 52 week high closing price of the Shares of $12.70 on January 20, 2010, for the period ending March 8, 2010, which occurred following our December 18, 2009 notification to the Board that we intended to make the Offer. Prior to that notification, the 52 week high closing price was $9.90 on January 6, 2009.”

(b)            Paragraph 55(5) of the Amended Complaint alleged that:

Page 5 of Schedule E of the TO Schedule (the “Revised Management Projections,” as defined in the TO Schedule) states that “[Sauer-Danfoss] Management at this moment in time has no information that supports altering the [sales growth] projection for 2012.” (See also TO Schedule, p. 2 (“No new information available that would suggest a change to the outlook for 2012.”).) However, the chart on page 2 of Schedule E alters the 2012 sales growth projections from 13% in January 2012 to 8% in February 2012. The TO Schedule and Schedule E do not contain any disclosure as to why the 2012 sales growth projections were changed when no information existed to suggest such a change

The April 6 Amended TO Recommendation mooted, at least in part, the allegations of paragraph 55(f) by disclosing that:

Although the Updated Management Projections had a higher sales growth rate for 2009-10 and a lower sales growth rate for 2011-12 as compared to the Management Projections, management’s expectations regarding the overall sales growth rate from the end of 2009 to the end of 2012 remained the same in the Updated Management Projections as in the Management Projections.

(c)           Paragraph 55(g) of the Amended Complaint alleged that “The TO Schedule fails to disclose why Ladenburg was retained by Danfoss A/S only to undertake a premiums analysis of comparable transactions and not a full valuation analysis of Sauer-Danfoss.” The April 5 Amended TO Schedule mooted plaintiffs’ allegations in paragraph 55(g) by disclosing that:

Parent engaged Ladenburg to conduct a premiums analysis only. Parent considered whether a full valuation analysis would be beneficial to Parent in connection with the proposed transaction, but determined that due to its extensive experience and understanding of the business of the Company and the industry in which the Company operates, Parent had its own views of the value of the Company and what it was willing to pay for the Shares and that such an analysis would not materially influence Parent’s own view of the price per Share it would be willing to pay or otherwise serve a useful purpose or be a beneficial use of the Parent’s time or resources.

(d)            Paragraph 56(d) of the Amended Complaint alleged that the TO Recommendation:

fails to disclose whether or not Lazard has provided any investment banking services for Danfoss A/S or Sauer-Danfoss in the past, or whether Lazard currently performs any such services or has a contract to perform any such services to Danfoss A/S in the future

The April 5 Amended TO Schedule and April 6 Amended TO Recommendation moot plaintiffs’ allegations in paragraph 56(d). The April 5 Amended TO Schedule discloses that:

Lazard has not provided investment banking services for Parent during the past two years. At this time, Lazard has no agreement or current expectation to provide investment banking services to Parent, and there have been no discussions with Lazard regarding providing services to Parent, but it may provide investment banking services to it in the future.

The April 6 Amended TO Recommendation discloses that:

Lazard has not provided investment banking services to the Company during the past two years. At this time, Lazard has no agreement or current expectation to provide investment banking services to the Company, but it may provide investment banking services to it in the future, for which Lazard may receive compensation.

(e)            Paragraph 56(f) of the Amended Complaint alleged that:

Page 15 of the TO Recommendation states that “On February 10, 2010, K&E and Reed Smith spoke twice by telephone to discuss the 90% Condition and related legal issues. K&E indicated the Special Committee’s preference that the 90% Condition be eliminated from the offer.” The TO Recommendation fails to disclose the Special Committee’s rationale for the elimination of the 90% condition.

The April 6 Amended TO Recommendation mooted the allegations of paragraph 56(f) by disclosing that:

K&E indicated the Special Committee’s preference that the 90% Condition be eliminated, as doing so would have the effect of making the proposed offer less conditional, thereby increasing the likelihood it would be consummated. In addition, the Special Committee considered the fact that, in order for the majority of the minority condition to be satisfied, Danfoss would need to own approximately 88% of the Company Common Stock upon the expiration of the offer, and that it was unlikely this percentage threshold would be satisfied but the 90% Condition would not be.

(f)            Paragraph 56(g) of the Amended Complaint alleged that:

Page 15 of the TO Recommendations states that:

On the morning of February 24, 2010, the Company’s senior management sent to the Special Committee, Lazard and K&E revised Updated Preliminary 2010 Projections that had been approved by senior management (the “Updated Revised 2010 Projections”). Although the Updated Revised 2010 Projections forecast higher total sales, EBIT and EBITDA than had been forecast by the Management Projections, these figures were less than the amounts forecast in the Updated Preliminary 2010 Projections.

The TO Recommendation fails to disclose the reasons why the “Updated Revised 2010 Projections” (as defined in the TO Recommendation) were modified and reduced by senior management.

The April 6 Amended TO Recommendation mooted the allegations of paragraph 56(g) by disclosing that “The Company’s senior management concluded that it was appropriate to adjust the Updated Preliminary 2010 Projections due to the uncertainty around sales development in the second half of 2010.

(g)           Paragraph 56(h) of the Amended Complaint alleged that

The TO Recommendation fails to disclose whether the “Management Projections,” “Updated Preliminary 2010 Projections,” “Updated Revised 2010 Projections,” or “Updated Management Projections” (as defined in the TO Recommendation) reviewed and prepared by Sauer-Danfoss, the Board and the Special Committee, and provided to Danfoss A/S, were adjusted to remove the expenses related to Sauer-Danfoss maintaining its status as a public company,

The April 6 Amended TO Recommendation mooted, at least in part, the allegations of paragraph 56(h) by disclosing that:

The Updated Management Projections were not adjusted to remove any expenses related to the Company maintaining its status as a public company. Management considered the amount of such expenses on an annual basis to be immaterial to the Company’s overall projected performance.

(h)           Paragraph 56(i) of the Amended Complaint alleged that:

Page 27 of the TO Recommendation states that, in connection with Lazard’s Discounted Cash Flow Analysis, Lazard determined the terminal value “using an earnings before interest, tax, depreciation and amortization (“EBITDA”) exit multiple range of 6.00x to 7.50x.” The TO Recommendation fails to disclose Lazard’s methodology/rationale for arriving at this range, and why the selected range is lower than the range of 10.1x to 14.2x indicated by the Hydraulic Peers, lower than the 8.4x median of Selected Customers and lower than the 9.8 median of Mid-Cap Industrials (see TO Recommendation, p, 28; Banker’s Book, p, 13).

The April 6 Amended TO Recommendation mooted the allegations of paragraph 56(i) by disclosing that:

In undertaking the foregoing calculations, Lazard used an EBITDA exit multiple range of 6.0x to 7.5x based on the long-term EBITDA trading multiple averages for the Company. This exit multiple range also resulted in implied free cash flow perpetuity growth rates that Lazard considered to be appropriate for an industrial company such as the Company. Lazard also considered potential tax assets and pension underfunding liabilities, but Lazard did not ultimately include either in its analysis as there were inherent uncertainties in valuing those potential assets and liabilities.

(i)           Paragraph 56(k) of the Amended Complaint alleged that:

The 13E-3 discloses detailed pricing multiples for the selected Hydraulics Peers comparable companies. The 13E-3 and the TO Recommendation fail to disclose detailed pricing multiples for the Selected Customers and Mid-Cap Industrials comparable companies.

The April 5 Amended 13E-3 mooted, at least in part, plaintiffs’ allegations in paragraph ___ by discloses pricing multiples for Selected Customers and Mid-Cap Industrials as of January 14, 2010.

(j)           Paragraph 56(m) of the Amended Complaint alleged that:

Page 28 of the TO Recommendation states that “Lazard applied EBITDA multiples of 8.0x to 9.0x to the Company’s calendar year 2010 estimated EBITDA based on the Financial Forecasts . . .” However, the median EBITDA multiple for each of the peer groups analyzed by Lazard exceeded 9.0x. The TO Recommendation fails to disclose the basis for the selection of an EBITDA multiple range below the median for each peer group.

The April 6 Amended TO Recommendation mooted the allegations of paragraph 56(m) by disclosing that:

In undertaking the foregoing calculations, Lazard used an EBITDA multiple range of 8.0x to 9.0x. The range was determined considering the actual trading multiples of Parker-Hannifin Corporation and Eaton Corporation at the time of the analysis but discounted to recognize that both Parker Hannifin Corporation and Eaton Corporation are much larger, more diversified companies than the Company and the fact that the Company expects to post losses in 2010 and 2011.

(k)           Paragraph 56(p) of the Amended Complaint alleged that “The TO Recommendation fails to disclose whether Danfoss A/S was provided with information pursuant to its Section 220 request, what information was provided (if any), and what the proper purpose was that justified granting the Section 220 request.” The April 5 Amended TO Schedule and the April 6 Amended TO Recommendation moot plaintiffs’ allegations in paragraph 56(p).  The April 5 Amended TO Schedule discloses that:

On Tuesday, December 29, 2009, Parent submitted a written request to the Company pursuant to Delaware General Corporation Law (“DGCL”) under Section 220 for a list of the Company’s stockholders and related information that was required by the Depository to commence the mailing to launch the Offer and to subsequently process payment for any Shares that would be tendered. In response, the Company provided to Parent a list of record holders and non-objecting beneficial owners of the Shares. On February 9, 2010, Parent submitted an additional request to the Company pursuant to Section 220 of the DGCL to provide updated information. In response, the Company provided to Parent an updated list of record holders and non-objecting beneficial owners of the Company’s Shares.

The April 6 Amended TO Recommendation discloses that:

In response, the Company provided to Danfoss a list of record holders and non-objecting beneficial owners of the Company’s stock. On February 9, 2010, Danfoss submitted an additional request to the Company pursuant to Section 220 of the DGCL to provide updated information. In response, the Company confirmed that daily updates of the list of record holders had been provided and were being provided to Danfoss and provided to Danfoss an updated list of non-objecting beneficial owners of the Company’s stock.

(l)           Paragraph 56(q) of the Amended Complaint alleged that:

The TO Recommendation fails to disclose the scope of the retention of Potter Anderson & Corroon LLP (“Potter Anderson”), the scope of the advice provided by Potter Anderson and whether Potter Anderson was present during Special Committee deliberations.

The April 6 Amended TO Recommendation mooted, at least in part, plaintiffs’ allegations of paragraph 56(q) by alleging that “Potter Anderson’s engagement letter does not entitle it to a success fee.”

(m)           Paragraph 56(r) of the Amended Complaint alleged that:

Page 11 of the TO Recommendation states that:

On January 6, 2010, Reed Smith informed the Company’s general counsel that, in connection with the proposed offer, Danfoss intended to disclose certain non-public financial information regarding the Company that was in Danfoss’[s] possession. The Company’s general counsel informed K&E of Danfoss’[s] intention in this regard. Later that day, K&E contacted Reed Smith to express the Special Committee’s concerns regarding the disclosure of any of the Company’s non-public financial information in connection with the proposed offer. In particular, the Special Committee was concerned that the disclosure of such information could be harmful to the Company from a competitive standpoint and/or could confuse stockholders, investors and the marketplace in general. K&E indicated that the Special Committee objected to the disclosure of such information, particularly to the extent the information had been obtained by Danfoss from its affiliates who are directors of the Company, and that the Special Committee needed to fully understand what information Danfoss intended to disclose and the implications of such disclosure.

The TO Recommendation fails to disclose the precise nature of the non-public information in Danfoss A/S’s possession and how this issue was resolved.

The April 6 Amended TO Recommendation mooted plaintiffs’ allegations in paragraph 56(r) by disclosing that “The Company Confidential Information consisted primarily of information regarding the Company’s business, strategy, competitors, competitive position, 2010 budget and projected financial information” and that “The issue of the disclosure of the Company Confidential Information was subsequently rendered moot when Danfoss was informed about the existence of the Management Projections and the parties agreed that such projections would be disclosed in connection with any proposed offer.”

(n)           Paragraph 56(s) of the Amended Complaint alleged that:

Pages 12-13 of the TO Recommendation state that:

On January 19, 2010, the Special Committee held a telephonic meeting with K&E and Lazard. At the meeting, Lazard discussed its preliminary analysis regarding the proposed offer and the Company’s valuation. The parties also discussed, among other matters, the Management Projections and the significance, in the context of the proposed offer, of the New Credit Agreement and Danfoss’[s] role as the major creditor of the Company. Following the discussion of Lazard’s preliminary analysis and the discussion of these other matters, the Special Committee determined that the offer price of $10.10 was inadequate. The Special Committee instructed Lazard to have a meeting with Ladenburg to convey the Special Committee’s determination in this regard and to discuss the proposed offer price and the valuation of the Company.

The TO Recommendation fails to disclose the substance of these discussions in the context of the proposed offer, the “New Credit Agreement” and Danfoss A/S’s role as the major creditor of Sauer-Danfoss.

The April 6 Amended TO Recommendation mooted, at least in part, the allegations of paragraph 56(s) by deleting the sentence beginning “the parties also discussed . .. .” and disclosing that:

The parties also discussed, among other things, the Management Projections and the significance, in the context of the proposed offer, of the New Credit Agreement, Danfoss’ role as the major creditor of the Company and the leverage these facts may or may not provide the Special Committee in its negotiations with Danfoss.

(o)           Paragraph 56(t) of the Amended Complaint alleged that “The TO Recommendation fails to disclose the basis for [Ladenburg Thalman & Co. (“Ladenburg”)]’s position that the “Management Projections” (as defined in the TO Recommendation) were ‘overly optimistic.’” The April 5 Amended TO Schedule and the April 6 Amended TO Recommendation moot plaintiffs’ allegations in paragraph 56(t) of the Amended Complaint.

The April 5 Amended TO Schedule discloses that:

During this conversation Ladenburg indicated that Parent was skeptical of the Initial Revised Management Projections and viewed the projected increases in total sales and profit margins, the reduction in capital expenditures and the improvements in working capital as overly optimistic due to the Company’s failure to meet its past projections and the significant increase in projected performance of the Company from the projections that management prepared just a few weeks before, in early January, to the more recent projections.

The April 6 Amended TO Recommendation discloses that:

During this conversation Ladenburg indicated that Danfoss was skeptical of the Management Projections and viewed the projected increases in total sales and profit margins, the reduction in capital expenditures and the improvements in working capital as overly optimistic due to the Company’s failure to meet its past projections and the significant increase in projected performance of the Company from the projections that management prepared just a few weeks before, in early January, to the more recent projections.

(p)           Paragraph 56(u) of the Amended Complaint alleged that:

Page 11 of the TO Recommendation states that:

On January 5, 2010, the Special Committee held a telephonic meeting with K&E and Lazard .... At the meeting, the parties also discussed other matters relating to the proposed offer, including the pending shareholder litigation, limitations on communications between the Company’s management and Danfoss and the status of Lazard’s ongoing due diligence investigation of the Company.

The TO Recommendation fails to disclose the limitations on communication between Sauer-Danfoss’s management and Danfoss A/S.

The April 6 Amended TO Recommendation mooted, at least in part, plaintiffs’ allegations in paragraph 56(u) by replacing the sentence beginning “At the meeting . . .” with:

At the meeting, the parties also discussed other matters relating to the proposed offer, including the pending shareholder litigation, the status of Lazard’s ongoing due-diligence investigation of the Company and that the Company’s management should be instructed not to discuss any matters relating to the proposed offer or the Company’s potential response thereto with representatives of Danfoss.

FIRST CAUSE OF ACTION

Breach Of Fiduciary Duty Against
The Individual Defendants And Danfoss A/S

87.           Plaintiffs repeat and reallege the foregoing allegations, as if fully set forth herein.

88.           Defendant Danfoss A/S and the Individual Defendants, by reason of their positions with the Company and their relationships with Danfoss A/S and Sauer-Danfoss, are in possession of non-public information concerning the financial condition and prospects of the Company, and especially the true value and expected increased future value of the Company and its assets, which they have not disclosed to the Company’s public stockholders.

89.           By virtue of the foregoing, defendants have participated in self-dealing toward plaintiffs and other members of the Class and have breached their fiduciary duties owed to the Class.

90.           The proposed Tender Offer is wrongful, unfair and harmful to the Company’s minority public stockholders, and represents an effort by defendants to aggrandize Danfoss A/S’s financial position and interests and those of the interested directors, at the expense of and to the detriment of Class members. The Tender Offer is an attempt to deny plaintiffs and the other members of the Class their right to share proportionately in the true value of the Company’s valuable assets, future growth in profits, earnings and dividends, while usurping the same for the benefit of Danfoss A/S and the interested directors on unfair and inadequate terms.

91.           Defendants, in failing to disclose the material non-public information in their possession, have breached and are breaching their fiduciary duties to the members of the Class.

92.           The defendants, in issuing a TO Schedule or the TO Recommendation that contains material misstatements of fact and omits material information, have breached their fiduciary duties to the Class.

93.           The defendants also breached their fiduciary duties to the Class by failing to give the Special Committee powers necessary to reject the Tender Offer or to enact a poison pill or other measure to stop the Tender Offer from going forward. Such powers would have increased the Special Committee’s negotiating leverage and could have resulted in increased consideration for the Class.

94.           The Individual Defendants also breached their fiduciary duties by agreeing to recommend the Tender Offer in the TO Recommendation because the Tender Offer price is unfair and inadequate.

95.           Unless the proposed Tender Offer is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to the plaintiffs and the members of the Class, and will consummate and close the proposed Tender Offer complained of and succeed in their plan described above, all to the irreparable harm of the members of the Class.

96.           By reason of the foregoing, each member of the Class has suffered, or may suffer, damages.

97.           Plaintiffs and the other members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

Aiding And Abetting Breach Of Fiduciary Duty Against
Danfoss A/S And Danfoss Acquisition

98.           Plaintiffs repeat and reallege the foregoing allegations, as if fully set forth herein.

99.           Defendant Danfoss A/S and Danfoss Acquisition have knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants to the detriment of Sauer-Danfoss’s public shareholders. Defendants have issued a TO Schedule that contains material misstatements of fact and material omissions. Danfoss A/S and Danfoss Acquisition thereby facilitated the Individual Defendants’ breaches of fiduciary duties.

WHEREFORE, plaintiffs demand judgment as follows:

(a)           declaring this action to be a proper class action and certifying plaintiffs as the representatives of the Class;

(b)           ordering defendants to carry out their fiduciary duties to plaintiffs and the other members of the Class, including those duties of care, loyalty, candor and fair dealing;

(c)           declaring that the defendants have breached and are breaching their fiduciary and other duties to plaintiffs and members of the Class;

(d)           granting preliminary and permanent injunctive relief against the consummation of the Tender Offer as described herein;

(e)           in the event the Tender Offer is consummated, rescinding the Tender Offer and/or awarding rescissory damages to the Class;

(f)           ordering defendants, jointly and severally, to account to plaintiffs and other members of the Class for all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein, together with prejudgment interest at the maximum rate allowable by law;

(g)           awarding plaintiffs the costs and disbursements of the action including allowances for plaintiffs’ reasonable attorneys’ and experts’ fees; and

(h)           granting such other and further relief as the Court may deem just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

      /s/Carmella P. Keener
Carmella P. Kenner (Del. Bar No. 2810)
Jessica Zeldin (Del. Bar No. 3558)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899
(302) 656-4433
One of Delaware Co-Liaison Counsel for the Proposed Class

OF COUNSEL:

WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
(212) 759-4600

GLANCY BINKOW GOLDBERG
LLP
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
(310) 201-9150
  Co-Lead Counsel for the Proposed Class

April 22, 2010